811 Main Street, Suite 3700
Houston, TX 77002
Tel: +1.713.546.5400 Fax: +1.713.546.5401
www.lw.com

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Section 106 under the	Madrid	Washington, D.C.
Jumpstart Our Business Startups Act
and Section 24(b)(2) of the
Securities Exchange Act of 1934

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Confidential Submission of Draft Registration Statement on Form S-11 for Landmark Infrastructure Partners LP

Ladies and Gentlemen:

On behalf of our client, Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Partnership”), and in connection with the confidential submission of its draft registration statement on Form S-11 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title 1, Section 101 of the JOBS Act, the Partnership is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2013. Therefore, the Partnership is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Partnership conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations. In addition, as an “emerging growth company,” the Partnership has availed itself of the exemption from disclosing certain executive compensation information in the Registration Statement pursuant to Title 1, Section 102 of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

George Doyle

Landmark Infrastructure Partners LP

2141 Rosecrans Avenue, Suite 2100

P.O. Box 3429

EI Segundo, California 90245

(310) 598-3173

Facsimile: (310) 294-8161

Email: gdoyle@landmarkdividend.com

and a copy to:

William N. Finnegan IV
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas  77002
(713) 546-7410
Facsimile: (713) 546-5401

Email: bill.finnegan@lw.com

Please direct any questions with respect to this confidential submission to the undersigned at (713) 546-7410 or bill.finnegan@lw.com or to Keith Benson at (713) 546-7459 or keith.benson@lw.com.

Very truly yours,

/s/ William N. Finnegan IV

William N. Finnegan IV
of LATHAM & WATKINS LLP

cc:           Keith Benson

                of LATHAM & WATKINS LLP